SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 30, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

25 June 2009
Media release
NOT FOR DISTRIBUTION INTO THE UNITED STATES OF AMERICA
UBS strengthens capital base by successfully placing new shares from authorized capital
UBS provides an update on current trading performance
Zurich/Basel, 25 June 2009 – UBS is strengthening its capital base by placing 293,258,050 shares from existing authorized capital. The shares are being placed with a small number of large institutional investors. The placement price per share will be CHF 13.00, compared to the closing price of UBS shares on the SIX Swiss Exchange on 25 June 2009 of CHF 13.97. Net proceeds from the share placement will amount to approx. CHF3.8 billion after deducting costs associated with the placement.
As a result, UBS expects its Tier 1 capital ratio to increase from 10.5% as of 31 March 2009 to approximately 11.9% pro forma for the share placement. However, the Group’s Tier 1 capital ratio as of 30 June 2009 is expected to be higher than 11.9%, largely attributable to continued reductions in risk weighted assets in the second quarter. The positive impact of approximately 50 basis points related to the sale of Pactual is not included, as closing of the transaction is now likely to occur in the third quarter.
The capital raising helps strengthen confidence in UBS and the Swiss financial center, which is consistent with the view of our regulators. UBS is taking this action now in order to take advantage of current market opportunities. This is not related to any particular event.
The Swiss Confederation has agreed not to sell any UBS shares resulting from a potential conversion of the MCN before 4 August 2009 without the consent of UBS.
Based upon preliminary results for April and May and estimated results for June, UBS expects to incur a net loss for its second quarter 2009. The majority of the expected loss is attributable to own credit and the restructuring charges that have already been announced. The operating result for the quarter is

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expected to represent an improvement compared with the first quarter of 2009, largely attributable to better market conditions affecting the Investment Bank and a reduction in losses and write downs on legacy risk positions.
Net new money has been negative in the three wealth and asset management divisions in the quarter to date. Due to a reduction in risk-weighted assets, the group’s Tier 1 capital ratio is expected to be higher at 30 June 2009 than at 31 March 2009, irrespective of the positive impact of the share placement. The Tier 1 capital ratio is not affected by own credit charges.
UBS will announce its results for the second quarter on 4 August 2009.
UBS
Notice to Investors in the United States
This press release does not constitute an offer of securities for sale in the United States of America. Securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America absent registration or an exemption from registration thereunder.
Notice to Investors in the European Economic Area
No action has been or will be taken in any member state of the European Economic Area which has implemented the EC Directive 2003/71/EC of the European Parliament and of the Council dated November 4, 2003 (the “Prospectus Directive”) (each a “Relevant Member State”) that would permit a public offering of the securities described herein, or the distribution of a prospectus or any other offering material relating to such securities in any Relevant Member State. In particular, no prospectus within the meaning of the Prospectus Directive and/or the laws implementing the Prospectus Directive in the Relevant Member State has been or will be filed with or approved by the competent authorities of any Relevant Member State in connection with such securities for publication within such Relevant Member State or notification to the competent authorities in another Relevant Member State. Accordingly, if any offer or sale of the securities described herein or any distribution of offering material constituted a public offer in any Relevant Member State it may violate the provisions of laws implementing the Prospectus Directive in such Member State unless certain exceptions set forth in the Prospectus Directive have been fulfilled and these exceptions have been implemented in the Relevant Member State. For the purposes of this provision, the expression an “offer of securities to the public” in relation to the securities described herein in any Relevant Member State means a communication to persons in any form and by any means presenting sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive.
Notices to Investors in the United Kingdom
In the United Kingdom, this press release is directed only at (a) persons who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net

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worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom any person who is not a relevant person should not act or rely on this press release or any of its contents. Any investment or investment activity to which this press release relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.
Cautionary Statement Regarding Forward-Looking Statements | This release contains statements that constitute “forward-looking statements”. While these statements represent UBS’s expectation concerning the development of its business and its second quarter 2009 results, a number of factors, including market developments, quarter-end adjustments and accounting determinations, could cause actual results to differ materially from UBS’s expectations. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F-A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: June 30, 2009